Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD PROVIDES MID-YEAR EXPLORATION UPDATE
(All dollar amounts in U.S. currency)

Reno, Nevada, July 2, 2003 — Meridian Gold Inc. is pleased to provide an exploration update on its exploration activities, including an update on its El Peñón property in Northern Chile. Exploration drilling in the first half of the year has been focused in Quebrada Colorada Norte, Martillo Flats, and other target areas (shown in the Mid-Year Exploration Update presentation on www.meridiangold.com).

Quebrada Colorada Norte

With multiple veins at the intersection of Discovery Wash and the northern end of the high-grade Quebrada Colorada vein, the decision was made to drift on the northern segment of the Quebrada Colorada vein in the fourth quarter of 2002. During the first quarter of 2003, mine development provided underground access into this area, and resulted in the confirmation of the northern extension of Quebrada Colorada. Two underground sublevels were developed in the vein at the 1685 level and the 1675 level. Channel samples in the drifts have significantly higher assays than predicted by earlier resource modeling of the area. The sublevel at the 1685 level drifted in the vein for 135 meters with channel samples showing an average grade of 12.31 g/tonne gold and 524.0 g/tonne silver over an average width of 1.04 meters. The sublevel at the 1675 level drifted in the vein for 80 meters with an average grade of 25.69 g/tonne gold and 885.5 g/tonne silver over an average width of 1.38 meters.

During the second quarter, surface and underground drilling extended Quebrada Colorada Norte 250 meters to the north of existing resources. High-grade mineralization has been drill-tested over a 75 to 150 meter vertical extent and is best developed in a dacite unit within 100 meters of a faulted contact with an overlying rhyolite unit. In total, 24 holes have been drilled into four high grade ore shoots in Quebrada Colorada Norte over a vein strike length of 560 meters (north of existing reserves) with an average grade of 14.3 g/tonne gold and 258.0 g/tonne silver over an average true width of 1.91 meters.

Some of the more significant assays include:

	From	To	Intercept	True width	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PQ430	269	271	2	1.6	16.18	215.0
PQ435	246	249	3	2.6	42.20	170.1
PQ438	249	251	2	1.6	80.50	146.8
PQ445	177	179	2	1.2	16.15	960.1
PQ440	227	229	2	1.5	12.66	306.5

Martillo Flats

Exploration drilling has identified and continues to test a zone of well-mineralized quartz vein that has extended the Martillo Flats structure 200 meters to the north of existing resources. This extension crosses a major drainage that was previously thought to act as a northern boundary to the El Peñón mineral system. To date, 6 holes have been drilled into this continuous ore shoot over 200 meters in strike length with an average grade of 17.90 g/tonne gold and 902.3 g/tonne silver over an average true width of 2.4 meters. The mineralization occurs within a favorable rhyolite horizon up to 80 meters beneath the overlying dacite contact.

Some of the more significant assays include:

	From	To	Intercept	True width	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PS462	268	269	1	0.8	21.50	2470.0
PS489	276	280	4	3.1	19.32	675.0
PS519	299	301	2	1.4	20.23	1187.0
PS521	261	264	3	2.3	50.78	2714.9

Exploration drilling has continued to identify mineralization to the south of existing resources on the Martillo Flats structure as well as two parallel hanging wall veins. The structures have been drill tested over a strike length of 800 meters. At least 9 high grade pods of mineralization are defined to date, and expanding the size of these pods will be the objective of the third and fourth quarter drill campaign. These high-grade pods are found within 330 meters of planned underground development of the Cerro Martillo mine.

Martillo Flats Structure – (South)

	From	To	Intercept	True width	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PS501	181	184	3	2.1	8.03	390.3
PS459	293	296	3	2.3	10.16	440.5
PS442	268	270	2	1.0	17.05	1237.4

Hanging Wall 1 – (50 meters east of MF)

	From	To	Intercept	True width	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PS444	170	172	2	1.6	30.27	1945.5
PS447	222	226	4	3.3	25.85	1384.9
PS478	183	185	2	1.4	3.90	1874.0

Hanging Wall 2 – (50 to 80 meters east of HW1)

	From	To	Intercept	True width	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PS446	108	114	6	4.3	10.34	606.6
PS497	193	195	2	1.4	11.64	904.5
PS488	116	120	4	3.1	8.23	188.8

Quebrada Orito

Underground exploration drilling beneath the Amatista pit, near the intersection of Quebrada Orito and Vista Norte, has intersected mineralization along a strike length of 60 meters and vertical extent of 80 meters with the following intercepts:

	From	To	Intercept	True width	Gold grade	Silver grade
Hole	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

QN017	68.07	71.90	3.83	2.73	25.32	51.45
QN018	80.00	87.90	7.90	6.05	9.32	38.65
QN023	73.65	74.86	1.21	1.02	18.67	48.80
QN024	90.00	92.00	2.00	1.54	5.87	37.00

     Several of the above holes contain additional intercepts that correlate with the Vista Norte vein system as shown below:

	From	To	Intercept	True width	Gold grade	Silver grade Hole
	(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)

QN018	208.0	215.8	7.5	5.7	7.7	180.2
QN020	295.4	296.1	0.7	0.3	13.6	40.9

The underground drill program will focus on expanding this body down dip and along strike (principally to the south) during the remainder of the year.

New Target Areas

A west-east fence of holes was drilled between Cerro Martillo and Borde Norte. One hole intersected a quartz vein 280 meters beneath the surface with a drill hole intercept of 6 meters of 85.87 g/tonne gold and 4503.3 g/tonne silver. Initial drilling to follow the mineralization in a north-south direction has yet to conclusively determine the strike and dip of the vein. Several new holes are planned to determine the orientation of the potential new vein.

Other Exploration Activities

Rossi project on the Carlin Trend, Nevada – Barrick is planning to fund the remaining $2 million in 2003 to complete their 60% earn-in on the Rossi property. Currently, Barrick is refurbishing the existing decline into the Storm resource with intention to start drilling in early August.

Los Pircos project in northern Peru – Meridian continues to earn a 65% interest in the project with Buenaventura. A new road has been developed into the property and exploration drilling has commenced in mid-June.

Brian Kennedy, the Chief Executive Officer of Meridian, summarized the progress of the exploration program at El Peñón, “El Peñón continues to provide the exciting exploration results that it has over the past several years. Since construction and commissioning, the exploration team has been able to replace its gold production every year, while producing over a million ounces of gold. After the first six months of the year, I believe we remain on track to replace the gold ounces we have mined.”

Conference Call Details

Meridian is hosting a simultaneous live webcast of its conference call on Wednesday, July 2, 2003, at 11:00 AM ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link under our Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, the webcast will be available for 3 months on the www.viavid.com website.

William H. Wulftange, P. Geo., is a Licensed Professional Geologist (Utah 5219574-2250) and serves as the “Qualified Person” for this release as defined by the Ontario Securities Commission National Instrument 43-101. Mr. Wulftange, acting as an independent consultant to Meridian Gold, has supervised and prepared the technical data contained within this release and certifies the data to be accurate based on current geologic knowledge of the deposit.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com

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